BlueBay
asset management

[redacted]

08002544

77 Grosvenor Street
London, W1K 3JR
tel: +44(0)20 7389 3700
4(0)20 7389 3498
www.bluebayinvest.com

File No: 82-35048

BlueBay Asset Management plc
77 Grosvenor Street
London
W1K 3JR
United Kingdom

Securities and Exchange Commission (the "SEC")
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

17 April 2008

SEC
Mail Processing
Section

Washington, DC
104

SUPPL

By Courier

Dear Sir or Madam

RE: BlueBay Asset Management plc

On behalf of BlueBay Asset Management plc (the "Company"), a company incorporated under the laws of the United Kingdom, we herewith submit information with respect to the Company as required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act") in order to maintain the exemption of the Company from the requirements of section 12(g) of the Exchange Act.

Information Furnished

Please find attached hereto as Appendix A a list of the information the Company has made public, filed or distributed since the date of the previous list sent to you by the Company. Please also find enclosed copies of the documents referred to in Appendix A.

The information and documents being furnished hereby are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Can you please acknowledge receipt by stamping and returning the enclosed copy of this letter, using the self-addressed envelope also enclosed.

PROCESSED
MAY 20 2008
THOMSON REUTERS

BlueBay Asset Management plc
Registered in England and
Wales No.3262598
Authorised and Regulated by
the Financial Services Authority

BlueBay
asset management

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours faithfully

Simon Sutcliffe
Legal Associate
BlueBay Asset Management plc
77 Grosvenor Street, London, W1K 3JR

Tel: 020 7389 8372
Fax: 020 7930 7400

Email: ssutcliffe@bluebayinvest.com

www.bluebayinvest.com

File No: 82-35048

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

Press Release / Regulatory News Items		
Title	**Date of Release**	**Description**
Regulatory News Item	19 February 2008	Additional Listing
Press Release	20 february 2008	Interim Results for 6 Months Ended 31 December 2007
Regulatory News Item	20 February 2008	Interim Results Part 1
Regulatory News Item	20 February 2008	Interim Results Part 2
Regulatory News Item	29 February 2008	New Appointment
Regulatory News Item	29 February 2008	Total Voting Rights
Regulatory News Item	11 March 2008	Employee Share Scheme
Regulatory News Item	13 March 2008	Director Shareholdings
Regulatory News Item	14 March 2008	Notification of IMS
Regulatory News Item	1 April 2008	Blocklisting Interim Review
Regulatory News Item	1 April 2008	Total Voting Rights
Regulatory News Item	2 April 2008	Employee Share Scheme
Regulatory News Item	4 April 2008	Holdings in Company

UK Companies House / FSA / UKLA Filings		
Title	**Stamp Date**	**Description**
Annual Report	15 February 2008	Annual Report 2007

REG-BlueBay Asset Man <BBAY.L> Additional Listing

19/02/2008

RNS Number:3129O
BlueBay Asset Management PLC
19 February 2008

BlueBay Asset Management plc - Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 2,000,000 ordinary shares of 0.1p each in BlueBay Asset Management plc ("Ordinary Shares"). These Ordinary Shares are being admitted to trade on the London Stock Exchange and are to be admitted to the Official List upon allotment pursuant to the Company's obligations under the unapproved option scheme. Participants in that scheme have or will become entitled to these shares following exercise in the case of share options. These shares will rank equally with the existing issued Ordinary Shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
LISZKLFFVLBFBBE

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REG-BlueBay Asset Man <BBAY.L> Interim Results - Part 1

20/02/2008

RNS Number:3481O
BlueBay Asset Management PLC
20 February 2008

FOR IMMEDIATE RELEASE

BlueBay Asset Management plc

INTERIM RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007 (unaudited)

Financial highlights

	Six months ended 31 December 2007	Six months ended 31 December 2006	Year to 30 June 2007
Assets under Management	US$16.4bn	US$9.6bn	US$13.1bn
Total fee income	£62.0m	£56.6m	£109.2m
Net management fee income *	£43.3m	£26.6m	£61.0m
Performance fee income	£18.7m	£30.0m	£48.2m
Profit before tax **	£29.6m	£29.2m	£51.6m
Operating margin **	44.4%	50.0%	45.2%
Profit after tax	£20.2m	£20.0m	£35.2m
Diluted earnings per share	10.1p	10.2p	18.5p
Proposed dividend per share ***	3.2p	n/a	6.0p

* Stated net of rebates

** Stated after exceptional items

*** Private limited company prior to November 2006

Hugh Willis, BlueBay's Chief Executive Officer, said:

"As has been well publicised, conditions in credit markets have continued to deteriorate since BlueBay's preliminary results in September 2007. Despite this, inflows into BlueBay's funds have remained strong and the Group has continued to generate positive performance fees. While it is quite likely that credit markets remain volatile in the near term, we are nevertheless confident of meeting the full year AuM growth projections made at the time of our preliminary results; implying second half net inflows of around $2.5 billion, with a significant long-only weighting."

"Looking further forward, the medium term is beginning to look very interesting. The strong European corporate credit and emerging market fixed income secular growth trends that BlueBay has enjoyed for several years remain intact; as evidenced by continued inflows in the face of difficult market conditions. This secular opportunity is, moreover, fast being supplemented by a cyclical opportunity; as credit market turmoil causes credit indices to approach historic wides and forward IRRs on credit portfolios to increase sharply. In our experience, large strategic fund investors are looking as a result to raise their exposure to credit; anticipating a two to three year period of equity-style returns being available for credit risk. We believe that BlueBay's robust investment and infrastructure platform, coupled with its strong brand, leaves it very well positioned to benefit from these developments."

Enquiries:

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO

Nick Williams, CFO

Alex Khein, COO

Brunswick Group LLP 020 7404 5959

Nigel Prideaux/Andrew Garfield/Tim Williamson

Notes to Editors:

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$16.4 billion of assets under management as at 31 December 2007, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in two major sub-asset classes of credit - European corporate debt and emerging markets debt.

Within each sub-asset class, the Company offers two distinct product lines: long

/short and long-only funds. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London, Tokyo and New York.

Interim management report - half year review

1. Business overview

We are pleased to present the interim results of BlueBay Asset Management plc ("BlueBay" or the "Group") for the half year ended 31 December 2007.

We are a large independent European fixed income credit manager; combining asset class specialisation with product breadth. Recent developments in the asset management industry have favoured the growth of specialised asset managers over the more traditional generalists. We believe it is difficult to excel in a wide range of disparate investment disciplines and that focus on a narrower range of products produces superior returns. We therefore provide clients with products across a range of different risk-return profiles from absolute return oriented long/short funds to principal-protected long-only fund derivatives.

Against the backdrop of significant turmoil in the global credit markets over the six month period, BlueBay has continued to make solid progress. During the first half of the year, BlueBay recorded increases in Assets under Management (up 71% on the six months ended 31 December 2006) and net management fees (up 63% on the six months ended 31 December 2006). Partly as a result of credit market conditions and partly due to a very strong prior year comparable period, however, performance fees were down 38% on the six months ended 31 December 2006. This limited pre-tax profits growth to 1%. While credit market conditions have remained difficult in the early part of the second half of the financial year, we remain confident of the prospects for our business.

Assets under Management

Assets under Management increased during the six month period ended 31 December 2007: by 25% to US$16.4 billion from their level at 30 June 2007; and by 71% from their level at 31 December 2006. The increase of US$3.3 billion since 30 June 2007 is split between net subscriptions of US$2.5 billion (gross subscriptions of $4.1 billion and gross redemptions of $1.6 billion) and net market appreciation of US$0.8 billion. Of the gross redemptions, 25% were reinvested in other BlueBay products.

For the purpose of this interim report and for future reporting, we have decided to revise the presentational format of our AuM. Under the new format, we will be segmenting AuM into two product lines rather than three; with the segment previously referred to as Structured Products being reallocated between the remaining long/short or long-only segments as appropriate. This change is intended both to simplify presentation and to reflect more accurately the nature of the products involved - 73% of the funds historically reported as Structured Products are fund derivative products linked to BlueBay's existing long/short or long-only funds; the balance are open ended funds managed by BlueBay's long only portfolio managers.

An analysis of information reported under the new format compared with the old format is given in Appendix 1.

	AuM (US$ bn) as at			Six months ended 31 December 2007	
	31 December 2007	30 June 2007	31 December 2006	Net subscriptions (US$ bn)	Net market appreciation (US$ bn)
Long/Short	5.6	5.1	3.8	0.3	0.2
Long-only	10.8	8.0	5.8	2.2	0.5
Total	16.4	13.1	9.6	2.5	0.8

Long/short AuM increased by 10% during the six month period ended 31 December 2007 to US$5.6 billion split between net subscriptions of US$287 million and net market appreciation of US$220 million. No new long/short products were launched during the period so all net subscriptions were made into existing products.

Long-only AuM increased by 35% during the six month period ended 31 December 2007 to US$10.8 billion split between net subscriptions of US$2,248 million and net market appreciation of US$549 million. A new sub-fund, the BlueBay High Yield Enhanced Fund was launched in September 2007, attracting US$128 million of assets by 31 December 2007. We continue to accept segregated mandates selectively. Total segregated mandates constituted US$455 million of net subscriptions during the six months ended 31 December 2007.

Looking across the two sub-asset classes managed by BlueBay, both benefited from the strong net inflows with net subscriptions of US$1,377 million in European corporate debt products and US$1,159 million in emerging market debt products.

Fund performance

Fund performance for the calendar year 2007 was satisfactory. Of the three flagship long/short funds the annual returns net of fees for 2007 were 10.0% for the BlueBay Emerging Market Total Return Fund, 4.0% for the BlueBay Value Recovery Fund (US$ share class), 4.3% for the BlueBay Global Credit Fund and 6.8% for Alpha Select Global Credit Fund (US$ share class). The BlueBay Multi-Strategy Fund and the BlueBay Multi-Strategy PLUS Fund, which were launched on 2 April 2007, achieved an annualised return net of fees of 10.3% and 12.2% respectively.

For the long-only flagship funds the relative annual returns for the calendar year 2007 were particularly strong for European corporate debt funds. For the BlueBay Investment Grade Bond Fund they were 333 basis points ahead of the relevant index and for the BlueBay High Yield Bond Fund 709 basis points ahead of the relevant index. For emerging market debt funds, they were 214 basis points behind the relevant index for the BlueBay Emerging Market Bond Fund, 125 basis points ahead of the relevant index for the BlueBay Emerging Markets Local Currency Fund and 5 basis points ahead of the relevant index for the BlueBay Emerging Market Select Bond Fund. The BlueBay European Credit Opportunity Fund generated an absolute return net of fees of 4.1%.

During the six months ended 31 December 2007, both the BlueBay Emerging Market Local Currency Bond Fund and the BlueBay Investment Grade Bond Fund achieved AA fund management ratings from Standard & Poors. BlueBay has also recently won Lipper Awards in both Germany and Switzerland recognising BlueBay as a top performer in its class across the categories of Bond Europe - High Yield (3 and 5 year periods), Bond Euro - Corporates (3 years) and as Best Fund Group (Bond Group Small) over 3 years. BlueBay was also successful in being awarded 'Eurozone Fixed Income Manager of the Year (Non-Government)' in Professional Pensions Specialist and Alternative Investment Manager Awards 2007. The awards recognise the leading and most innovative investment managers serving UK pension schemes.

Distribution

We have continued to focus on the broadening of BlueBay's geographic investor base with client wins across all regions during the six months ended 31 December 2007. In particular we have had significant business wins across Europe, the Middle East and Australia. During the period our New York office introduced its first major long-only segregated mandate; awarded to BlueBay by a US public sector pension fund. As our investor base continues to grow we are benefiting from greater diversification across our institutional investor base and continued interest in our products from existing and new distribution channels.

As of 31 March 2008, we intend to launch two new funds; the BlueBay Emerging Market Corporate Bond Fund and the BlueBay Investment Grade Libor Fund, both on the Luxembourg domiciled long-only platform, to be distributed by BlueBay's sales-force.

Employees

At 31 December 2007, BlueBay had 208 employees (compared to 144 employees as at 31 December 2006), including 66 investment and 38 sales and marketing professionals.

We remain committed to the principle of wide employee equity ownership. Immediately after admission of BlueBay's ordinary shares to the Official List of the UK Listing Authority (Listing), employees owned 58% of the issued share capital of BlueBay. On the anniversary of Listing on 22 November 2007, selling restrictions on the first 25% of the shares issued at the time of Listing and held by employees were lifted. In order to ensure continuing widespread employee ownership, the Group's Employee Benefit Trust has bought shares in the open market in order to satisfy restricted share awards to existing employees as part of the annual compensation round and to selected new joiners. For the second year running, as part of the compensation round at the end of 2007, a Share Incentive Programme (SIP) was offered to all permanent employees based in the UK . BlueBay continued to use the deferred bonus arrangement for employees earning over a certain minimum annual bonus. Under this arrangement, certain bonus awards were made in the form of conditional investments in some of the funds managed by BlueBay, to be released to the relevant employees over a three year period.

Principal risks and uncertainties

BlueBay's principal risks remain unchanged from those highlighted in our 2007 Annual Report. We continue to actively manage and review exposure to our business risks; principally investment risk, employee risk and operational risk.

As a specialist fixed income credit asset manager, BlueBay is exposed to the global credit markets, which in the current credit markets provide for uncertain times. We remain confident that BlueBay is well placed to weather such market volatility. For further comment, refer to the Business Overview section and the Outlook section.

2. Financial summary

One of our strategic objectives is to build a scalable diversified fixed income credit platform which benefits from a diversity of revenue streams. In addition to the long/short funds, we have developed a long-only fund platform which has seen significant growth in inflows following the establishment of successful multi-year track records. As a result, we expect the contribution of long-only funds to the AuM and to the management fee revenues to increase over time.

Net management fees

The growth in the AuM during the six months ended 31 December 2007, has fed through to increased management fees (net of rebates), albeit at a slightly slower rate. This is due to the increase in lower management fee yielding long-only products as a proportion of total AuM. Long/short management fees grew by 52% in the six months ended 31 December 2007 to £27.1 million whereas long-only management fees increased by 85% to £16.2 million over the same period.

£ millions	Six months ended 31 December		Year to 30 June
	2007	2006	2007
Long/short	27.1	17.8	40.6
Long-only	16.2	8.8	20.4
Total net management fees	43.3	26.6	61.0

The share of long/short products in the total management fees declined from 67% in the six months ended 31 December 2006 to 63% in the six months ended 31 December 2007.

Management fees on long/short products are charged at a standard 200 basis points per annum on all of the assets attributable to unrelated parties.

As a result of employee investments into non fee-bearing share classes of BlueBay's long/short products (partly as a result of the bonus deferral programme), the management fee yield was 198 basis points for the six months ended 31 December 2007, compared to 200 basis points for the six months ended 31 December 2006.

Under the new presentation of AuM, the management fee yield on the expanded category of long-only products has remained stable at 67 basis points in both the first and the second half of calendar year 2007.

Performance Fees

Performance fees continue to be generated predominantly by the long/short funds. Performance fees crystallize at the end of June on four of the five long/short funds and on all five at the end of December each year. For calendar year 2007, the weighted average long/short fund returns net of fees was 5.9%, which led to a 38% decrease in performance fees to £18.7 million for the six months ended 31 December 2007.

£ millions	Six months ended 31 December		Year to 30 June
	2007	2006	2007
Long/short	17.0	29.8	46.6
Long-only	1.7	0.2	1.6
Total performance fees	18.7	30.0	48.2

The contribution made by long-only products as a percentage of total performance fees has increased to 9% of total performance fees. This reflects the strong performance recorded on some of BlueBay's long-only products as well as growing success at selling some of these products with both management and performance fee components.

Under the new presentation of AuM, the performance fee yield on long-only assets increased from 9 basis points in the first half of calendar year 2007 to 16 basis points in the second half of calendar year 2007.

Ratios and operating margin

We have again split our expenses up into three groups: performance-based compensation expenses, non performance based compensation expenses and non compensation expenses. Total compensation costs amounted to £23.2 million for the six months ended 31 December 2007, representing 37% of total fee revenues, compared to £20.2 million or 36% of total fee revenues for the six months ended 31 December 2006. Performance based compensation as a percentage of performance fees increased to 51% for the six months ended 31 December 2007 from 35% in the six months ended 31 December 2006. For the financial year ended 30 June 2007, this ratio was at 43%. This increase is partly due to the maturing effect of the bonus deferral programme, partly to the relatively strong performance of long-only European corporate credit products and partly to a review of compensation arrangements in the light of competitive pressures.

Non performance-based compensation as a percentage of management fees decreased to 32% in the six months ended 31 December 2007 from 37% in the six months ended 31 December 2006. For the financial year ended 30 June 2007, this ratio was at 36%. The improvement reflects the continuing scaling of the business as incremental AuM, particularly in long-only funds, can be managed with relatively small incremental costs.

Non compensation costs as a percentage of management fees decreased to 27% in the six months ended 31 December 2007 from 30% in the six months ended 31 December 2006. For the financial year ended 30 June 2007, this ratio was at 26%.

The Group experienced a step-change in its occupancy costs during the period following the relocation of its London offices.

The operating margin decreased to 44% in the six months ended 31 December 2007 from 50% in the six months ended 31 December 2006. For the financial year ended 30 June 2007, the Group's operating margin was 45%.

Taxation

The effective tax rate has stayed stable at 31.7% of profits before tax in the six months ended 31 December 2007 compared to a rate of 31.6% in the six months ended 31 December 2006. This is above the implied statutory corporation tax rate of 29.5% applicable to our fiscal year ending 30 June 2008, mainly due to disallowable capital expenses and depreciation against non qualifying assets.

The exercise of share options by employees at the time of the Listing created a tax deductible expense of £18.9 million. The unutilised deferred tax credit as at 30 June 2007 is expected to be fully offset against tax liabilities arising during the course of the 2008 financial year.

Share capital

The issued share capital of the Company at 31 December 2007 was 191,948,750 ordinary shares. The increase of 1,576,250 ordinary shares since 30 June 2007 was due to the exercise of options by employees under the Unapproved Share Option Plan which was established before Listing.

Dividends

For the year ended 30 June 2007, a final dividend of 6 pence per share was approved by shareholders at the Annual General Meeting held on 14 November 2007. Consequently, dividend payments of £11.4 million were made to shareholders on 23 November 2007. In respect of the six month period ended 31 December 2007, the Directors have declared an interim dividend of 3.2 pence per share to be paid to all shareholders on the register at 29 February 2008. The payment date of the interim dividend is 28 March 2008.

3. Outlook

As has been well publicised, conditions in credit markets have continued to deteriorate since BlueBay's preliminary results in September 2007. Despite this, inflows into BlueBay's funds have remained strong and the Group has continued to generate positive performance fees. While it is quite likely that credit markets remain volatile in the near term, we are nevertheless confident of meeting the full year AuM growth projections made at the time of our preliminary results; implying second half net inflows of around $2.5 billion, with a significant long-only weighting.

Looking further forward, the medium term is beginning to look very interesting. The strong European corporate credit and emerging market fixed income secular growth trends that BlueBay has enjoyed for several years remain intact; as evidenced by continued inflows in the face of difficult market conditions. This secular opportunity is, moreover, fast being supplemented by a cyclical opportunity; as credit market turmoil causes credit indices to approach historic

wides and forward IRRs on credit portfolios to increase sharply. In our experience, large strategic fund investors are looking as a result to raise their exposure to credit; anticipating a two to three year period of equity-style returns being available for credit risk. We believe that BlueBay's robust investment and infrastructure platform, coupled with its strong brand, leaves it very well positioned to benefit from these developments.

Directors' statement of responsibilities

The Directors confirm that to the best of their knowledge (i) this condensed set of financial statements has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union, and gives a true and fair view of the assets, liabilities, financial position and profit and loss of the Group and (ii) that the interim management report incorporated herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8. The Directors of BlueBay are listed in the Group Annual Report for the period to 30 June 2007, with the exception of Mr Alan Gibbins. Mr Gibbins was appointed as a Director on 5 November 2007. A list of current Directors is also maintained on the Group's website: www.bluebayinvest.com.

Hugh Willis

Chief Executive Officer

Nick Williams

Chief Financial Officer

This interim report contains certain forward-looking statements with respect to the financial condition, and results of, operations and business of BlueBay Asset Management plc. These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Forward-looking statements and forecasts are based on the Directors' current view and information known to them at the date of this report. The Directors do not make any undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Nothing in this document should be construed as a profit forecast.

Independent review report to BlueBay Asset Management plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2007 which comprises the Group income statement, Group balance sheet, Group statement of changes in shareholders' equity, Group cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

19 February 2008

London

Notes:

(a) The maintenance and integrity of the BlueBay Asset Management plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Group income statement

	Note	Six months ended 31 December 2007 £000's (unaudited)	Six months ended 31 December 2006 £000's (unaudited)	Year to 30 June 2007 £000's
Revenue	2	61,985	56,602	109,191
Other operating income		576	154	249
Other operating expenses		(70)	(321)	(343)
Administrative expenses		(34,955)	(28,126)	(59,719)
Operating profit		27,536	28,309	49,378
Operating profit before exceptional items		27,536	29,400	50,476
Exceptional items		-	(1,091)	(1,098)
Operating profit		27,536	28,309	49,378
Finance income		2,045	937	2,244
Finance expense		-	-	(6)
Profit on ordinary activities before taxation		29,581	29,246	51,616
Taxation	3	(9,382)	(9,256)	(16,448)
Profit for the period attributable to ordinary equity shareholders		20,199	19,990	35,168
Earnings per share				
Basic	4	16.5p	16.7p	29.3p
Diluted	4	10.1p	10.2p	18.5p
Memo				
Dividends paid in the period	5	11,435	14,398	14,398

Group balance sheet

	Note	At 31 December 2007 £000's (unaudited)	At 31 December 2006 £000's (unaudited)	At 30 June 2007 £000's
Assets				
Non-current assets				
Property, plant and equipment	6	6,403	2,524	2,554
Intangible assets		1,573	1,661	1,747
Deferred tax assets	10	5,477	10,524	6,731
Trade and other receivables	7	142	715	99
Total non-current assets		13,595	15,424	11,131
Current assets				
Trade and other receivables	7	41,073	45,328	35,771
Current tax asset		-	-	84
Derivative financial instruments		-	-	3
Financial assets	8	14,461	3,828	13,876
Cash and cash equivalents		61,774	39,088	51,531
Total current assets		117,308	88,244	101,265
Total assets		130,903	103,668	112,396
Liabilities				
Non-current liabilities				
Deferred tax liability		-	117	-
Trade and other payables	9	10,480	5,032	6,353
Total non-current liabilities		10,480	5,149	6,353
Current liabilities				
Trade and other payables	9	31,672	29,888	18,367
Current tax liabilities		6,414	59	77
Derivative financial instruments		67	-	-
Total current liabilities		38,153	29,947	18,444
Total liabilities		48,633	35,096	24,797
Shareholders' equity				
Share capital	13	192	190	190
Share premium		31,990	31,538	31,551
Retained earnings		62,542	27,222	49,635
Own shares	14	(18,951)	(1,114)	(1,015)
Other reserves		6,497	10,736	7,238
Total shareholders' equity		82,270	68,572	87,559
Total liabilities and shareholders' equity		130,903	103,668	112,396

Group statement of changes in shareholders' equity

Unaudited	Note	Share capital £000's	Share premium £000's	Retained earnings £000's	Own shares £000's	Other reserves £000's	Total £000's
Balance at 1 July 2007		190	31,551	49,635	(1,015)	7,238	87,599
Currency translation adjustments		-	-	13	-	-	13
Net income/(expense) recognised directly in equity:		-	-	13	-	-	13
Profit for the period		-	-	20,199	-	-	20,199
Dividends		-	-	(11,435)	-	-	(11,435)
Total recognised income for the period		-	-	8,777	-	-	8,777
Share-based payments		-	-	-	-	1,663	1,663
Deferred tax on share-based payments		-	-	-	-	1,726	1,726
Exercise of share options	13	2	400	-	-	-	402
Purchase of own shares by Employee Benefit Trust		-	-	-	(17,897)	-	(17,897)
Deferred tax asset utilised		-	-	4,130	-	(4,130)	-
Transfer between reserves		-	39	-	(39)	-	-
Balance at 31 December 2007		192	31,990	62,542	(18,951)	6,497	82,270

More to follow, for following part double-click [nRN1T3481O]

REG-BlueBay Asset Man <BBAY.L> Interim Results - Part 2

20/02/2008

RNS Number:3481O
BlueBay Asset Man
Part 2 : For preceding part double-click [nRNST3481O]

Group statement of changes in shareholders' equity

Unaudited	Share capital £000's	Share premium £000's	Retained earnings £000's	Own shares £000's	Other reserves £000's	Total £000's
Balance at 1 July 2006	12	15,587	12,531	-	447	28,577
Currency translation adjustments	-	-	(5)	-	-	(5)
Net income/(expense) recognised directly in equity:	-	-	(5)	-	-	(5)
Profit for the period	-	-	19,990	-	-	19,990
Dividends	-	-	(14,398)	-	-	(14,398)
Total recognised income for the period	-	-	5,587	-	-	5,587
Share-based payments	-	-	-	-	446	446
Deferred tax on share-based						

payments	-	-	-	-	18,947	18,947
Reclassification of debt as equity	50	11,968	-	-	-	12,018
Exercise of share options	20	5,216	-	-	-	5,236
Bonus Issue	108	(108)	-	-	-	-
IPO costs	-	(1,125)	-	-	-	(1,125)
Purchase of own shares by Employee Benefit Trust	-	-	-	(214)	-	(214)
Purchase of own shares for Share Incentive Plan	-	-	-	(900)	-	(900)
Deferred tax asset utilised	-	-	9,104	-	(9,104)	-
Balance at 31 December 2006	190	31,538	27,222	(1,114)	10,736	68,572

Group statement of changes in shareholders' equity

	Share capital £000's	Share premium £000's	Retained earnings £000's	Own shares £000's	Other reserves £000's	Total £000's
Balance at 1 July 2006	12	15,587	12,531	-	447	28,577
Currency translation adjustments	-	-	(12)	-	-	(12)
Net income/(expense) recognised directly in equity:	-	-	(12)	-	-	(12)
Profit for the year	-	-	35,168	-	-	35,168
Dividends	-	-	(14,398)	-	-	(14,398)
Total recognised income for the year	-	-	20,758	-	-	20,758
Share-based payments	-	-	-	-	687	687
Deferred tax on share-based payments	-	-	-	-	22,450	22,450
Reclassification of debt as equity	50	11,968	-	-	-	12,018
Exercise of share options	20	5,234	-	-	-	5,254
Bonus issue	108	(108)	-	-	-	-
IPO costs	-	(1,130)	-	-	-	(1,130)
Purchase of own shares by Employee Benefit Trust	-	-	-	(270)	-	(270)
Purchase of own						

shares for Share Incentive Plan	-	-	-	(900)	-	(900)
Disposal of own shares for Share Incentive Plan	-	-	-	155	-	155
Deferred tax asset utilised	-	-	16,447	-	(16,447)	-
Transfer between reserves	-	-	(101)	-	101	-
Balance at 30 June 2007	190	31,551	49,635	(1,015)	7,238	87,599

Group cash flow statement

	Note	Six months ended 31 December 2007 £000's (unaudited)	Six months ended 31 December 2006 £000's (unaudited)	Year to 30 June 2007 £000's
Cash flows from operating activities				
Cash generated from operations	11	44,557	32,587	56,118
Income tax refunds/(paid)		19	(5,440)	(5,564)
Exceptional items		-	(1,091)	(1,098)
Net cash inflow from operating activities		44,576	26,056	49,456
Cash flows from investing activities				
Purchase of property, plant and equipment		(5,358)	(515)	(1,348)
Purchase of intangible assets		(45)	(267)	(550)
Purchase of current financial assets		-	-	(10,199)
Sale of current financial assets		-	-	246
Net cash outflow from investing activities		(5,403)	(782)	(11,851)
Cash flows from financing activities				
Proceeds from issue of ordinary shares		402	5,236	5,254
Purchase of own shares by Employee Benefit Trust		(17,897)	(214)	(270)
Purchase of own shares for Share Incentive Plan		-	(900)	(900)
Sale of own shares by Share Incentive Plan		-	-	155
IPO costs written off against share premium		-	(1,125)	(1,130)

Dividends paid	5	(11,435)	(14,398)	(14,398)
Net cash outflow from financing activities		(28,930)	(11,401)	(11,289)
Net increase in cash and cash equivalents		10,243	13,873	26,316
Cash and cash equivalents at beginning of period		51,531	25,215	25,215
Cash and cash equivalents at end of the period		61,774	39,088	51,531

The Group did not have any overdrafts repayable on demand at the end of each accounting period.

Notes to the interim financial statements

1. Basis of preparation

The condensed financial statements are unaudited and do not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year to 30 June 2007, which were prepared in accordance with International Financial Reporting Standards ('IFRS') and relevant IFRIC interpretations issued by the International Accounting Standards Board ('IASB') and IFRIC Committee respectively and adopted by the European Union ('EU'). The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 237 of the Companies Act 1985. The Group Annual Report for the year ended 30 June 2007 has been delivered to the Registrar of Companies and was posted to shareholders on 12 October 2007.

The condensed financial statements for the six months ended 31 December 2007 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and IAS 34 'Interim Financial Reporting' as adopted by the European Union. The condensed financial statements should be read in conjunction with the Group's Annual Report for the year ended 30 June 2007, which have been prepared in accordance with IFRSs as adopted by the European Union. The accounting policies applied in these interim financial statements are consistent with those set out and applied in the Group's Annual Report for the year ended 30 June 2007.

A number of new standards, amendments to existing standards and interpretations have been issued, none of which will have a material impact on the results or financial position of the Group for the financial year ended 30 June 2008 or in future periods.

The following standards and interpretations are mandatory and will be applied for the financial year ending 30 June 2008:

IFRS 7 'Financial Instruments: Disclosures' and an amendment to IAS 1 'Presentation of Financial Statements'

IFRIC 8 - Scope of IFRS 2

IFRIC 9 - Reassessment of embedded derivatives

IFRIC 10 - Interim financial reporting and impairment

IFRIC 11, IFRS 2 - Group and treasury share transactions

The following standards and interpretations relevant to the Group were in issue but not yet effective:

IFRS 8 - Operating segments

IFRIC 13 - Customer loyalty programmes

2. Segmental reporting

The Group has one distinguishable business segment, being the provision of investment management services.

Revenue from investment management services can be broken down as follows:

	Six months ended 31 December 2007 £000's	Six months ended 31 December 2006 £000's	Year to 30 June 2007 £000's
Net management fees	43,271	26,602	60,950
Performance fees	18,714	30,000	48,241
Total revenue	61,985	56,602	109,191

3. Taxation

	Six months ended 31 December 2007 £000's	Six months ended 31 December 2006 £000's	Year to 30 June 2007 £000's
Current tax			
UK corporation tax on profits for the period	10,481	9,247	16,444
Adjustments in respect of previous periods	-	-	63
Overseas	51	59	155
Total current tax	10,532	9,306	16,662
Deferred tax			
Origination and reversal of temporary differences	-	23	(12)
Adjustments in respect of previous			

periods	-	-	(64)
IFRS 2 share-based payments credit	(1,158)	(73)	(126)
Overseas	8	-	(21)
Adjustments in respect of change to future tax rate	-	-	9
Total tax charge for the period	9,382	9,256	16,448

4. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders for the relevant period by the number of ordinary shares in existence less the weighted average number of own shares.

Diluted earnings per share is calculated as for basic earnings per share with further adjustments to the weighted average number of ordinary shares to reflect the effects of all dilutive ordinary shares.

There are no differences between the profit for each financial period attributable to equity holders used in the basic and diluted earnings per share calculations.

Reconciliation of the figures used in calculating basic and diluted earnings per share:

	31 December 2007 Number (thousands)	31 December 2006 Number (thousands)	30 June 2007 Number (thousands)
Basic weighted average number of shares	122,784	119,776	120,049
Effect of dilution	76,353	77,123	70,191
Diluted weighted average number of shares	199,137	196,899	190,240

The basic weighted average number of shares as at 30 June 2007 has been restated from 140,765,000 reported in the 2007 Group Annual Report to 120,049,000. This has led to an increase in basic earnings per share of 4.3p to 29.3p, up from 25.0p as at 30 June 2007. There is no change to the diluted earnings per share as at that date.

5. Dividends

	Six months ended 31 December 2007 £000's	Six months ended 31 December 2006 £000's	Year to 30 June 2007 £000's
Declared and paid in the period			
Equity dividends and ordinary shares			
1st Interim dividend £0.06 (2007: £0.06)	-	10,177	10,177

2nd Interim dividend £0.03 (2007: £0.03)	-	4,221	4,221
Final dividend 2007 £0.06 (2006: nil)	11,435	-	-
Total	11,435	14,398	14,398

6. Property, plant and equipment

In the six months ended 31 December 2007, the Group acquired property, plant and equipment at a cost of £5,358,000 (six months ended 31 December 2006: £482,000) and made disposals at a net book value of £109,000 (six months ended 31 December 2006: £253,000).

At 31 December 2007, the Group did not have any capital commitments with respect to property, plant and equipment (as at 31 December 2006: £nil).

7. Trade and other receivables

	31 December 2007 £000's	31 December 2006 £000's	30 June 2007 £000's
Amounts falling due within one year			
Amounts owed by related parties	36,752	41,630	31,472
Other trade receivables	1,080	2,784	1,269
Prepayments and accrued income	3,241	914	3,030
	41,073	45,328	35,771
Amounts falling due after more than one year			
Other receivables	142	715	99

8. Financial assets

Financial assets are held in relation to the 'deferred compensation scheme'.

Financial assets of £3,583,000 have been reclassified from non-current assets to current assets in 2006.

9. Trade and other payables

	31 December 2007 £000's	31 December 2006 £000's	30 June 2007 £000's
Amounts falling due within one year			
Trade payables	359	751	304

Amounts owed to related parties	-	166	-
Other tax and social security payable	2,135	363	560
Other creditors	4,792	2,911	2,857
Accruals	24,386	25,697	14,646
	31,672	29,888	18,367

Amounts falling due after more than one year			
Accruals	10,480	5,032	6,353

10. Deferred tax

Deferred tax assets

	Temporary differences £000's
At 1 July 2007	6,731
Income statement credit	1,150
Deferred tax asset utilised	(4,130)
Deferred tax on share-based payments taken to equity	1,726
At 31 December 2007	5,477

	Temporary differences £000's
At 1 July 2006	631
Income statement credit	50
Deferred tax asset utilised	(9,104)
Deferred tax on share-based payments taken to equity	18,947
At 31 December 2006	10,524

	Temporary differences £000's
At 1 July 2006	631
Income statement credit	97
Deferred tax asset utilised	(16,447)
Deferred tax on share-based payments taken to equity	22,450
At 30 June 2007	6,731

Deferred tax assets have been recognised where the tax deduction in the current period has exceeded the current forecast taxable profits. The recognition of the deferred tax asset is based on the probability that the Group will derive taxable profits in the future.

11. Cash generated from operations

	Six months ended 31 December 2007 £000's	Six months ended 31 December 2006 £000's	Year to Year to 30 June 2007 £000's
Continuing operations			
Operating profit before exceptional items for the period	27,536	29,400	50,476
Adjustments for:			
Financial assets at fair value	(576)	(154)	(250)
Derivatives at fair value	70	-	(3)
Share based payments	1,663	446	687
Finance income	2,070	869	2,257
Finance expense	-	-	(47)
Depreciation	1,404	522	1,312
Amortisation of intangibles	219	131	328
Loss on disposal of property, plant and equipment	109	253	254
	4,959	2,067	4,538
Changes in working capital:			
Increase in receivables	(5,370)	(13,443)	(3,259)
Increase in payables	17,432	14,563	4,363
Cash generated from operations	44,557	32,587	56,118

12. Contingent liabilities

Having made appropriate enquiries, the Directors are not aware of any contingent liabilities.

13. Share capital

	31 December 2007 £000's
Authorised 250,000,000 ordinary shares of £0.001 each	250
Called up, allotted and fully paid 191,948,750 ordinary shares of £0.001 each	192

	31 December 2006 £000's
Authorised 250,000,000 ordinary shares of £0.001 each	250

Called up, allotted and fully paid 190,310,000 ordinary shares of £0.001 each	190

	30 June 2007 £000's
Authorised 250,000,000 ordinary shares of £0.001 each	250
Called up, allotted and fully paid 190,372,500 ordinary shares of £0.001 each	190

During the period, 1,576,250 share options with a nominal value of £0.001 each were exercised (six months ended 31 December 2006: 70,310,000).

14. Own shares

Own shares are held by employee trusts for the purposes of satisfying certain equity-based awards where shares have not vested unconditionally in employees of the Group. During the period, the number of own shares purchased by employee trusts was 4,256,688, at a cost of £17,897,000 (six months ended 31 December 2006: 1,050,000 shares at a cost of £1,114,000)

The Group also holds own shares through its arrangements with a number of employees who have subscribed for or have been awarded shares which have not vested unconditionally. Under the terms of each subscription, the shares are held in a nominee account on behalf of each employee until such shares are released under agreed forfeiture arrangements. The number of own shares held under such arrangements was 53,728,332 (as at 31 December 2006: 69,560,000).

15. Related party transactions

The following transactions were carried out with related parties:

During the period the following categories of related party transactions occurred:

Description of relationship	Description of Service	Description of transactions
Funds managed by the Group	Provision of investment management and investment services by Group companies.	Management and performance fees earned

Sales of services during the period

	Six months Ended 31 December 2007 £000's	Six months ended 31 December 2006 £000's	Year to 30 June 2007 £000's
Investment management fees	60,285	55,949	108,216

Balances arising with related parties as at

	31 December 2007 £000's	31 December 2006 £000's	30 June 2007 £000's
Funds managed by the Group	36,752	41,630	31,472

All transactions with related parties were on an arm's length basis.

Key management compensation is in line with the accounts disclosed in the financial statements for the year ended 30 June 2007.

Appendix 1 - New format versus old format

Assets under Management

	For period ended					
	New format			Old format		
US$ billions	31 December 2007	30 June 2007	31 December 2006	31 December 2007	30 June 2007	31 December 2006
Long/Short	5.6	5.1	3.8	5.5	4.9	3.6
Long-only	10.8	8.0	5.8	8.3	5.6	3.9
Structured Products	-	-	-	2.6	2.6	2.1
Total	16.4	13.1	9.6	16.4	13.1	9.6

Net subscriptions and market appreciation

Six months ended 31 December	
New format	Old format
2007	2006

US$ billions	Net Subscriptions	Net market appreciation	Net Subscriptions	Net market appreciation
Long/Short	0.3	0.2	0.4	0.2
Long-only	2.2	0.5	2.3	0.4
Structured Products	-	-	(0.2)	0.2
Total	2.5	0.8	2.5	0.8

Net management fees

	Six months ended 31 December			
	New format		Old format	
£ millions	2007	2006	2007	2006
Long/Short	27.1	17.8	26.5	17.4
Long-only	16.2	8.8	11.8	5.3
Structured Products	-	-	5.0	3.9
Total	43.3	26.6	43.3	26.6

Performance fees

	Six months ended 31 December			
	New format		Old format	
£ millions	2007	2006	2007	2006
Long/Short	17.0	29.8	16.5	29.6
Long-only	1.7	0.2	1.7	0.0
Structured Products	-	-	0.5	0.4
Total	18.7	30.0	18.7	30.0

Management fee yields

	Six months ended			
	New format		Old format	
Basis points	31 December 2007	30 June 2007	31 December 2007	30 June 2007
Long/Short	198	200	198	200
Long-only	67	67	64	62
Structured Products	-	-	83	88

Performance fee yields

	Six months ended			
	New format		Old format	
Basis points	31 December 2007	30 June 2007	31 December 2007	30 June 2007
Long/Short	123	150	122	153
Long-only	16	9	21	10
Structured Products	-	-	10	15

Shareholder and Company Information

Registered office

BlueBay Asset Management plc
77 Grosvenor Street
London W1k 3JR
United Kingdom
Tel +44 (0)20 7389 3700
Fax +44 (0)20 7389 3499

Registered number
03262598

Overseas offices

Tokyo Office
Holland Hills Mori Tower
5-11-2 Toranomon Minato-ku
Tokyo 105-0001
Japan
Tel +81(3)5777 1760

New York Office
590 Madison Avenue
37th Floor
New York, New York 10022
United States of America
Tel: +1(212)655 7100

Website
www.bluebayinvest.com

Contact
investor@bluebayinvest.com

Registrar
Capita Registrars

4th Floor, Beaufort House
London
WC2A 3ED

Events timetable

Third quarter interim management statement	21 March 2008
Fourth quarter trading statement	16 July 2008
Preliminary results announcement	16 September 2008
Annual General Meeting	14 November 2008

Dates for 2008 interim dividend

Ex dividend date	27 February 2008
Record date	29 February 2008
Payment date	28 March 2008

Auditors

PricewaterhouseCoopers LLP
Hay's Galleria
1 Hay's Lane
London SE1 2RD
United Kingdom

END
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REG-BlueBay Asset Man <BBAY.L> New Appointment

29/02/2008

RNS Number:0617P
BlueBay Asset Management PLC
29 February 2008

Iain Burnett to join BlueBay's European Distressed Debt Group

BlueBay Asset Management plc ('BlueBay') is pleased to announce that it has hired Iain Burnett. He joins to co-head BlueBay's European Distressed Debt Group with Gina Germano; the Group's founder. Iain was previously a Managing Director at Morgan Stanley; responsible for the firm's European Distressed Debt and Special Situations Group.

Gina Germano, commenting on the appointment, said: "We are delighted that Iain is joining us. We know Iain very well and his familiarity with our business and our people will be invaluable. We expect his appointment to further strengthen our market leading distressed franchise at a time of exceptional opportunity."

Notes to Editors

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$16.4 billion of assets under management as at 31 December 2007, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in two major sub-asset classes of credit - European corporate debt and emerging markets debt. Within each sub-asset class, the Company offers two distinct product lines: long /short and long-only funds. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London, Tokyo and New York.

Enquiries:

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO

Jo Ongert, Head of Marketing and Client Relations

Brunswick Group LLP 020 7404 5959

Nigel Prideaux
Andrew Garfield
Tim Williamson

END
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REG-BlueBay Asset Man <BBAY.L> Total Voting Rights

29/02/2008

RNS Number:1063P
BlueBay Asset Management PLC
29 February 2008

BlueBay Asset Management plc - Total Voting Rights and Capital

In compliance with rule 5.6.1R of the Disclosure and Transparency Rules, the Company confirms that its current issued share capital comprises 192,298,750 ordinary shares of 0.1p each fully paid. The voting rights of all these shares are identical, with each share carrying the right to one vote. The Company holds no treasury shares.

The above figure of 192,298,750 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Employee Share Scheme

11/03/2008

RNS Number:8638P
BlueBay Asset Management PLC
11 March 2008

BlueBay Asset Management plc - Employee Share Scheme

As reported in the Company's Annual Report for the year ended 30 June 2007, the Company intends to provide financing to Appleby Trust (Jersey) Limited, acting in its capacity as trustee of the Company's Employee Benefit Trust (the "Trust"), being the Company's primary employee benefit trust. The reason for the financing is to enable the Trust to purchase ordinary shares of the Company, for the purpose of making equity awards under the Company's equity incentivisation programme, over coming years.

The maximum potential commitment under the facility provided by the Company to the Trust, has been increased from £27 million to £30 million, with effect from 10 March 2008.

END
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REG-BlueBay Asset Man <BBAY.L> Director Shareholdings

13/03/2008

RNS Number:0735Q
BlueBay Asset Management PLC
13 March 2008

BlueBay Asset Management plc (the "Company") - Director Shareholdings

The Company was advised on 12 March 2008 by Capita IRG Trustees Ltd that on 22 February 2(the following Directors of the Company acquired in London the number of ordinary shares of 0.1p each fully paid shown opposite their names below, at £2.70 per share, through partici in the Company's Share Incentive Plan (the "SIP").

	No. of shares acquired*	Total holding of shares in the SIP	Total interest in sha following this notice
Mr N. Williams	2,813	4,674	3,004,674
Mr A. Khein	2,813	4,674	6,004,674

* Includes 30 dividend related shares, acquired in London at £3.63 per share on 24 Decembe

This notice is given in fulfilment of the obligation under DTR 3.1.4(1)(a)R.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Notification of IMS

14/03/2008

RNS Number:1307Q
BlueBay Asset Management PLC
14 March 2008

BlueBay Asset Management plc - Notification of Interim Management Statement

The Company will announce its next Interim Management Statement on Monday 21 April 2008.

The above announcement date is an update from that stated in RNS no. 34810.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Blocklisting Interim Review
01/04/2008

RNS Number:3263R
BlueBay Asset Management PLC
01 April 2008

BlueBay Asset Management plc - Block Listing Six Monthly Return

Name of company: BlueBay Asset Management plc

Name of scheme: Unapproved Option Scheme

Period of return: From: 20 September 2007 To: 20 March 2008

Balance of unallotted securities under scheme from previous return: 2,300,000 ordinary shares of 0.1 pence each fully paid ("shares")

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 2,000,000 shares, announced 19 February 2008

Less: Number of securities issued/allotted under scheme(s) during period: 2,188,750 shares issued/allotted

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 2,111,250 shares

Name of contact: James Brace, Company Secretary

Telephone number: 020 7389 3700

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Total Voting Rights

01/04/2008

RNS Number:3274R
BlueBay Asset Management PLC
01 April 2008

BlueBay Asset Management plc (the "Company") - Total Voting Rights and Capital

In compliance with rule 5.6.1R of the Disclosure and Transparency Rules, the Company confirms that its current issued share capital comprises 192,815,962 ordinary shares of 0.1p each fully paid. The voting rights of all these shares are identical, with each share carrying the right to one vote. The Company holds no treasury shares.

The above figure of 192,815,962 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Employee Share Scheme

02/04/2008

RNS Number:4478R
BlueBay Asset Management PLC
02 April 2008

BlueBay Asset Management plc (the "Company") - Employee Share Scheme

As reported in the Company's Annual Report for the year ended 30 June 2007, the Company intends to provide financing to Appleby Trust (Jersey) Limited, acting in its capacity as trustee of the Company's Employee Benefit Trust (the "Trust"), being the Company's primary employee benefit trust. The reason for the financing is to enable the Trust to purchase ordinary shares of the Company, for the purpose of making equity awards under the Company's equity incentivisation programme, over coming years.

The maximum potential commitment under the facility provided by the Company to the Trust, has been increased from the £30 million potential commitment announced to the market on 11 March 2008 to £37 million with immediate effect.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

04/04/2008

RNS Number:6752R
BlueBay Asset Management PLC
04 April 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: BlueBay Asset Management plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify): N/A

3. Full name of person(s) subject to the notification obligation: Simon Treacher

4. Full name of shareholder(s) (if different from 3): N/A

5. Date of transaction (and date on which the threshold is crossed or reached if different): 02/04/2008

6. Date on which issuer notified: 04/04/2008

7. Threshold(s) that is/are crossed or reached: From above 3% to below 3%

8. Notified details

A: Voting rights attached to shares

Class/type of shares: GB00B1G52761

Situation previous to the triggering transaction

Number of shares	Number of voting rights
6,004,674	6,004,674

Resulting situation after the triggering transaction

Number of shares	Number of voting rights	Percentage of voting rights
Less than 3%		
	Direct: Indirect: N/A	Direct: Indirect: N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument: N/A

Expiration date: N/A

Exercise/conversion period/date: N/A

No. of voting rights that may be acquired (if the instrument is exercised/ converted): N/A

Percentage of voting rights: N/A

Total (A+B)
Number of voting rights: N/A

Percentage of voting rights: N/A

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

Based on issued share capital comprising 192,815,962 ordinary shares of 0.1p each fully paid.

14. Contact name: Clare Humphreys

15. Contact telephone number: +0044(0)20 7389 3700

END
HOLUUUUCCUPRGCC

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FOR IMMEDIATE RELEASE **20 February 2008**

BLUEBAY ASSET MANAGEMENT PLC

INTERIM RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007 (unaudited)

Financial highlights

	Six months ended 31 December 2007	Six months ended 31 December 2006	**Year to 30 June 2007**
Assets under Management	**US$16.4bn**	US$9.6bn	**US$13.1bn**
Total fee income	**£62.0m**	£56.6m	**£109.2m**
Net management fee income *	**£43.3m**	£26.6m	**£61.0m**
Performance fee income	**£18.7m**	£30.0m	**£48.2m**
Profit before tax **	**£29.6m**	£29.2m	**£51.6m**
Operating margin **	**44.4%**	50.0%	**45.2%**
Profit after tax	**£20.2m**	£20.0m	**£35.2m**
Diluted earnings per share	**10.1p**	10.2p	**18.5p**
Proposed dividend per share ***	**3.2p**	n/a	**6.0p**

* Stated net of rebates
** Stated after exceptional items
*** Private limited company prior to November 2006

Hugh Willis, BlueBay's Chief Executive Officer, said:

"As has been well publicised, conditions in credit markets have continued to deteriorate since BlueBay's preliminary results in September 2007. Despite this, inflows into BlueBay's funds have remained strong and the Group has continued to generate positive performance fees. While it is quite likely that credit markets remain volatile in the near term, we are nevertheless confident of meeting the full year AuM growth projections made at the time of our preliminary results; implying second half net inflows of around $2.5 billion, with a significant long-only weighting."

"Looking further forward, the medium term is beginning to look very interesting. The strong European corporate credit and emerging market fixed income secular growth trends that BlueBay has enjoyed for several years remain intact; as evidenced by continued inflows in the face of difficult market conditions. This secular opportunity is, moreover, fast

being supplemented by a cyclical opportunity; as credit market turmoil causes credit indices to approach historic wides and forward IRRs on credit portfolios to increase sharply. In our experience, large strategic fund investors are looking as a result to raise their exposure to credit; anticipating a two to three year period of equity-style returns being available for credit risk. We believe that BlueBay's robust investment and infrastructure platform, coupled with its strong brand, leaves it very well positioned to benefit from these developments."

Enquiries:

BlueBay Asset Management plc — 020 7389 3700

Hugh Willis, CEO
Nick Williams, CFO
Alex Khein, COO

Brunswick Group LLP — 020 7404 5959
Nigel Prideaux/Andrew Garfield/Tim Williamson

Notes to Editors:

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$16.4 billion of assets under management as at 31 December 2007, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in two major sub-asset classes of credit – European corporate debt and emerging markets debt.

Within each sub-asset class, the Company offers two distinct product lines: long/short and long-only funds. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London, Tokyo and New York.

1. Business overview

We are pleased to present the interim results of BlueBay Asset Management plc ("BlueBay" or the "Group") for the half year ended 31 December 2007.

We are a large independent European fixed income credit manager; combining asset class specialisation with product breadth. Recent developments in the asset management industry have favoured the growth of specialised asset managers over the more traditional generalists. We believe it is difficult to excel in a wide range of disparate investment disciplines and that focus on a narrower range of products produces superior returns. We therefore provide clients with products across a range of different risk-return profiles from absolute return oriented long/short funds to principal-protected long-only fund derivatives.

Against the backdrop of significant turmoil in the global credit markets over the six month period, BlueBay has continued to make solid progress. During the first half of the year, BlueBay recorded increases in Assets under Management (up 71% on the six months ended 31 December 2006) and net management fees (up 63% on the six months ended 31 December 2006). Partly as a result of credit market conditions and partly due to a very strong prior year comparable period, however, performance fees were down 38% on the six months ended 31 December 2006. This limited pre-tax profits growth to 1%. While credit market conditions have remained difficult in the early part of the second half of the financial year, we remain confident of the prospects for our business.

Assets under Management

Assets under Management increased during the six month period ended 31 December 2007: by 25% to US$16.4 billion from their level at 30 June 2007; and by 71% from their level at 31 December 2006. The increase of US$3.3 billion since 30 June 2007 is split between net subscriptions of US$2.5 billion (gross subscriptions of $4.1 billion and gross redemptions of $1.6 billion) and net market appreciation of US$0.8 billion. Of the gross redemptions, 25% were reinvested in other BlueBay products.

For the purpose of this interim report and for future reporting, we have decided to revise the presentational format of our AuM. Under the new format, we will be segmenting AuM into two product lines rather than three; with the segment previously referred to as Structured Products being reallocated between the remaining long/short or long-only segments as appropriate. This change is intended both to simplify presentation and to reflect more accurately the nature of the products involved - 73%

of the funds historically reported as Structured Products are fund derivative products linked to BlueBay's existing long/short or long-only funds; the balance are open ended funds managed by BlueBay's long only portfolio managers.

An analysis of information reported under the new format compared with the old format is given in Appendix 1.

	AuM (US$ bn) as at			Six months ended 31 December 2007	
	31 December 2007	30 June 2007	31 December 2006	Net subscriptions (US$ bn)	Net market appreciation (US$ bn)
Long/Short	5.6	5.1	3.8	0.3	0.2
Long-only	10.8	8.0	5.8	2.2	0.5
Total	16.4	13.1	9.6	2.5	0.8

Long/short AuM increased by 10% during the six month period ended 31 December 2007 to US$5.6 billion split between net subscriptions of US$287 million and net market appreciation of US$220 million. No new long/short products were launched during the period so all net subscriptions were made into existing products.

Long-only AuM increased by 35% during the six month period ended 31 December 2007 to US$10.8 billion split between net subscriptions of US$2,248 million and net market appreciation of US$549 million. A new sub-fund, the BlueBay High Yield Enhanced Fund was launched in September 2007, attracting US$128 million of assets by 31 December 2007. We continue to accept segregated mandates selectively. Total segregated mandates constituted US$455 million of net subscriptions during the six months ended 31 December 2007.

Looking across the two sub-asset classes managed by BlueBay, both benefited from the strong net inflows with net subscriptions of US$1,377 million in European corporate debt products and US$1,159 million in emerging market debt products.

Fund performance

Fund performance for the calendar year 2007 was satisfactory. Of the three flagship long/short funds the annual returns net of fees for 2007 were 10.0% for the BlueBay Emerging Market Total Return Fund, 4.0% for the BlueBay Value Recovery Fund (US$ share class), 4.3% for the BlueBay Global Credit Fund and 6.8% for Alpha Select Global Credit Fund (US$ share class). The BlueBay Multi-Strategy Fund and the

BlueBay Multi-Strategy PLUS Fund, which were launched on 2 April 2007, achieved an annualised return net of fees of 10.3% and 12.2% respectively.

For the long-only flagship funds the relative annual returns for the calendar year 2007 were particularly strong for European corporate debt funds. For the BlueBay Investment Grade Bond Fund they were 333 basis points ahead of the relevant index and for the BlueBay High Yield Bond Fund 709 basis points ahead of the relevant index. For emerging market debt funds, they were 214 basis points behind the relevant index for the BlueBay Emerging Market Bond Fund, 125 basis points ahead of the relevant index for the BlueBay Emerging Markets Local Currency Fund and 5 basis points ahead of the relevant index for the BlueBay Emerging Market Select Bond Fund. The BlueBay European Credit Opportunity Fund generated an absolute return net of fees of 4.1%.

During the six months ended 31 December 2007, both the BlueBay Emerging Market Local Currency Bond Fund and the BlueBay Investment Grade Bond Fund achieved AA fund management ratings from Standard & Poors. BlueBay has also recently won Lipper Awards in both Germany and Switzerland recognising BlueBay as a top performer in its class across the categories of Bond Europe - High Yield (3 and 5 year periods), Bond Euro - Corporates (3 years) and as Best Fund Group (Bond Group Small) over 3 years. BlueBay was also successful in being awarded 'Eurozone Fixed Income Manager of the Year (Non-Government)' in Professional Pensions Specialist and Alternative Investment Manager Awards 2007. The awards recognise the leading and most innovative investment managers serving UK pension schemes.

Distribution

We have continued to focus on the broadening of BlueBay's geographic investor base with client wins across all regions during the six months ended 31 December 2007. In particular we have had significant business wins across Europe, the Middle East and Australia. During the period our New York office introduced its first major long-only segregated mandate; awarded to BlueBay by a US public sector pension fund. As our investor base continues to grow we are benefiting from greater diversification across our institutional investor base and continued interest in our products from existing and new distribution channels.

As of 31 March 2008, we intend to launch two new funds; the BlueBay Emerging Market Corporate Bond Fund and the BlueBay Investment Grade Libor Fund, both on the Luxembourg domiciled long-only platform, to be distributed by BlueBay's sales-force.

Employees

At 31 December 2007, BlueBay had 208 employees (compared to 144 employees as at 31 December 2006), including 66 investment and 38 sales and marketing professionals.

We remain committed to the principle of wide employee equity ownership. Immediately after admission of BlueBay's ordinary shares to the Official List of the UK Listing Authority (Listing), employees owned 58% of the issued share capital of BlueBay. On the anniversary of Listing on 22 November 2007, selling restrictions on the first 25% of the shares issued at the time of Listing and held by employees were lifted. In order to ensure continuing widespread employee ownership, the Group's Employee Benefit Trust has bought shares in the open market in order to satisfy restricted share awards to existing employees as part of the annual compensation round and to selected new joiners. For the second year running, as part of the compensation round at the end of 2007, a Share Incentive Programme (SIP) was offered to all permanent employees based in the UK. BlueBay continued to use the deferred bonus arrangement for employees earning over a certain minimum annual bonus. Under this arrangement, certain bonus awards were made in the form of conditional investments in some of the funds managed by BlueBay, to be released to the relevant employees over a three year period.

Principal risks and uncertainties

BlueBay's principal risks remain unchanged from those highlighted in our 2007 Annual Report. We continue to actively manage and review exposure to our business risks; principally investment risk, employee risk and operational risk.

As a specialist fixed income credit asset manager, BlueBay is exposed to the global credit markets, which in the current credit markets provide for uncertain times. We remain confident that BlueBay is well placed to weather such market volatility. For further comment, refer to the Business Overview section and the Outlook section.

2. Financial summary

One of our strategic objectives is to build a scalable diversified fixed income credit platform which benefits from a diversity of revenue streams. In addition to the long/short funds, we have developed a long-only fund platform which has seen significant growth in inflows following the establishment of successful multi-year track records. As a result, we expect the contribution of long-only funds to the AuM and to the management fee revenues to increase over time.

Net management fees

The growth in the AuM during the six months ended 31 December 2007, has fed through to increased management fees (net of rebates), albeit at a slightly slower rate. This is due to the increase in lower management fee yielding long-only products as a proportion of total AuM. Long/short management fees grew by 52% in the six months ended 31 December 2007 to £27.1 million whereas long-only management fees increased by 85% to £16.2 million over the same period.

£ millions	Six months ended 31 December		Year to 30 June
	2007	2006	2007
Long/short	27.1	17.8	40.6
Long-only	16.2	8.8	20.4
Total net management fees	43.3	26.6	61.0

The share of long/short products in the total management fees declined from 67% in the six months ended 31 December 2006 to 63% in the six months ended 31 December 2007.

Management fees on long/short products are charged at a standard 200 basis points per annum on all of the assets attributable to unrelated parties.

As a result of employee investments into non fee-bearing share classes of BlueBay's long/short products (partly as a result of the bonus deferral programme), the management fee yield was 198 basis points for the six months ended 31 December 2007, compared to 200 basis points for the six months ended 31 December 2006.

Under the new presentation of AuM, the management fee yield on the expanded category of long-only products has remained stable at 67 basis points in both the first and the second half of calendar year 2007.

Performance Fees

Performance fees continue to be generated predominantly by the long/short funds. Performance fees crystallize at the end of June on four of the five long/short funds and on all five at the end of December each year. For calendar year 2007, the weighted average long/short fund returns net of fees was 5.9%, which led to a 38% decrease in performance fees to £18.7 million for the six months ended 31 December 2007.

£ millions	Six months ended 31 December		Year to 30 June
	2007	2006	2007
Long/short	17.0	29.8	46.6
Long-only	1.7	0.2	1.6
Total performance fees	18.7	30.0	48.2

The contribution made by long-only products as a percentage of total performance fees has increased to 9% of total performance fees. This reflects the strong performance recorded on some of BlueBay's long-only products as well as growing success at selling some of these products with both management and performance fee components.

Under the new presentation of AuM, the performance fee yield on long-only assets increased from 9 basis points in the first half of calendar year 2007 to 16 basis points in the second half of calendar year 2007.

Ratios and operating margin

We have again split our expenses up into three groups: performance-based compensation expenses, non performance based compensation expenses and non compensation expenses. Total compensation costs amounted to £23.2 million for the six months ended 31 December 2007, representing 37% of total fee revenues, compared to £20.2 million or 36% of total fee revenues for the six months ended 31 December 2006. Performance based compensation as a percentage of performance fees increased to 51% for the six months ended 31 December 2007 from 35% in the six months ended 31 December 2006. For the financial year ended 30 June 2007, this ratio was at 43%. This increase is partly due to the maturing effect of the bonus deferral programme, partly to the relatively strong performance of long-only European corporate credit products and partly to a review of compensation arrangements in the light of competitive pressures.

Non performance-based compensation as a percentage of management fees decreased to 32% in the six months ended 31 December 2007 from 37% in the six months ended 31 December 2006. For the financial year ended 30 June 2007, this ratio was at 36%. The improvement reflects the continuing scaling of the business as incremental AuM, particularly in long-only funds, can be managed with relatively small incremental costs.

Non compensation costs as a percentage of management fees decreased to 27% in the six months ended 31 December 2007 from 30% in the six months ended 31 December 2006. For the financial year ended 30 June 2007, this ratio was at 26%. The Group experienced a step-change in its occupancy costs during the period following the relocation of its London offices.

The operating margin decreased to 44% in the six months ended 31 December 2007 from 50% in the six months ended 31 December 2006. For the financial year ended 30 June 2007, the Group's operating margin was 45%.

Taxation

The effective tax rate has stayed stable at 31.7% of profits before tax in the six months ended 31 December 2007 compared to a rate of 31.6% in the six months ended 31 December 2006. This is above the implied statutory corporation tax rate of 29.5% applicable to our fiscal year ending 30 June 2008, mainly due to disallowable capital expenses and depreciation against non qualifying assets.

The exercise of share options by employees at the time of the Listing created a tax deductible expense of £18.9 million. The unutilised deferred tax credit as at 30 June 2007 is expected to be fully offset against tax liabilities arising during the course of the 2008 financial year.

Share capital

The issued share capital of the Company at 31 December 2007 was 191,948,750 ordinary shares. The increase of 1,576,250 ordinary shares since 30 June 2007 was due to the exercise of options by employees under the Unapproved Share Option Plan which was established before Listing.

Dividends

For the year ended 30 June 2007, a final dividend of 6 pence per share was approved by shareholders at the Annual General Meeting held on 14 November 2007. Consequently, dividend payments of £11.4 million were made to shareholders on 23 November 2007. In respect of the six month period ended 31 December 2007, the Directors have declared an interim dividend of 3.2 pence per share to be paid to all shareholders on the register at 29 February 2008. The payment date of the interim dividend is 28 March 2008.

3. Outlook

As has been well publicised, conditions in credit markets have continued to deteriorate since BlueBay's preliminary results in September 2007. Despite this, inflows into BlueBay's funds have remained strong and the Group has continued to generate positive performance fees. While it is quite likely that credit markets remain volatile in the near term, we are nevertheless confident of meeting the full year AuM growth projections made at the time of our preliminary results; implying second half net inflows of around $2.5 billion, with a significant long-only weighting.

Looking further forward, the medium term is beginning to look very interesting. The strong European corporate credit and emerging market fixed income secular growth trends that BlueBay has enjoyed for several years remain intact; as evidenced by continued inflows in the face of difficult market conditions. This secular opportunity is, moreover, fast being supplemented by a cyclical opportunity; as credit market turmoil causes credit indices to approach historic wides and forward IRRs on credit portfolios to increase sharply. In our experience, large strategic fund investors are looking as a result to raise their exposure to credit; anticipating a two to three year period of equity-style returns being available for credit risk. We believe that BlueBay's robust investment and infrastructure platform, coupled with its strong brand, leaves it very well positioned to benefit from these developments.

Directors' statement of responsibilities

The Directors confirm that to the best of their knowledge (i) this condensed set of financial statements has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union, and gives a true and fair view of the assets, liabilities, financial position and profit and loss of the Group and (ii) that the interim management report incorporated herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8. The Directors of BlueBay are listed in the Group Annual Report for the period to 30 June 2007, with the exception of Mr Alan Gibbins. Mr Gibbins was appointed as a Director on 5 November 2007. A list of current Directors is also maintained on the Group's website: www.bluebayinvest.com.

Hugh Willis
Chief Executive Officer

Nick Williams
Chief Financial Officer

This interim report contains certain forward-looking statements with respect to the financial condition, and results of, operations and business of BlueBay Asset Management plc. These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Forward-looking statements and forecasts are based on the Directors' current view and information known to them at the date of this report. The Directors do not make any undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Nothing in this document should be construed as a profit forecast.

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2007 which comprises the Group income statement, Group balance sheet, Group statement of changes in shareholders' equity, Group cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does

not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
19 February 2008
London

Notes:

(a) The maintenance and integrity of the BlueBay Asset Management plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Group income statement

	Note	Six months ended 31 December 2007 £000's (unaudited)	Six months ended 31 December 2006 £000's (unaudited)	Year to 30 June 2007 £000's
Revenue	2	61,985	56,602	109,191
Other operating income		576	154	249
Other operating expenses		(70)	(321)	(343)
Administrative expenses		(34,955)	(28,126)	(59,719)
Operating profit		27,536	28,309	49,378
Operating profit before exceptional items		27,536	29,400	50,476
Exceptional items		-	(1,091)	(1,098)
Operating profit		27,536	28,309	49,378
Finance income		2,045	937	2,244
Finance expense		-	-	(6)
Profit on ordinary activities before taxation		29,581	29,246	51,616
Taxation	3	(9,382)	(9,256)	(16,448)
Profit for the period attributable to ordinary equity shareholders		20,199	19,990	35,168
Earnings per share				
Basic	4	16.5p	16.7p	29.3p
Diluted	4	10.1p	10.2p	18.5p
Memo				
Dividends paid in the period	5	11,435	14,398	14,398

Group balance sheet

	Note	At 31 December 2007 £000's (unaudited)	At 31 December 2006 £000's (unaudited)	At 30 June 2007 £000's
Assets				
Non-current assets				
Property, plant and equipment	6	6,403	2,524	2,554
Intangible assets		1,573	1,661	1,747
Deferred tax assets	10	5,477	10,524	6,731
Trade and other receivables	7	142	715	99
Total non-current assets		13,595	15,424	11,131
Current assets				
Trade and other receivables	7	41,073	45,328	35,771
Current tax asset		-	-	84
Derivative financial instruments		-	-	3
Financial assets	8	14,461	3,828	13,876
Cash and cash equivalents		61,774	39,088	51,531
Total current assets		117,308	88,244	101,265
Total assets		130,903	103,668	112,396
Liabilities				
Non-current liabilities				
Deferred tax liability		-	117	-
Trade and other payables	9	10,480	5,032	6,353
Total non-current liabilities		10,480	5,149	6,353
Current liabilities				
Trade and other payables	9	31,672	29,888	18,367
Current tax liabilities		6,414	59	77
Derivative financial instruments		67	-	-
Total current liabilities		38,153	29,947	18,444
Total liabilities		48,633	35,096	24,797
Shareholders' equity				
Share capital	13	192	190	190
Share premium		31,990	31,538	31,551
Retained earnings		62,542	27,222	49,635
Own shares	14	(18,951)	(1,114)	(1,015)
Other reserves		6,497	10,736	7,238
Total shareholders' equity		82,270	68,572	87,559
Total liabilities and shareholders' equity		130,903	103,668	112,396

Group statement of changes in shareholders' equity

Unaudited	Note	Share capital £000's	Share premium £000's	Retained earnings £000's	Own shares £000's	Other reserves £000's	Total £000's
Balance at 1 July 2007		190	31,551	49,635	(1,015)	7,238	87,599
Currency translation adjustments		-	-	13	-	-	13
Net income/(expense) recognised directly in equity:		-	-	13	-	-	13
Profit for the period		-	-	20,199	-	-	20,199
Dividends		-	-	(11,435)	-	-	(11,435)
Total recognised income for the period		-	-	8,777	-	-	8,777
Share-based payments		-	-	-	-	1,663	1,663
Deferred tax on share-based payments		-	-	-	-	1,726	1,726
Exercise of share options	13	2	400	-	-	-	402
Purchase of own shares by Employee Benefit Trust		-	-	-	(17,897)	-	(17,897)
Deferred tax asset utilised		-	-	4,130	-	(4,130)	-
Transfer between reserves		-	39	-	(39)	-	-
Balance at 31 December 2007		192	31,990	62,542	(18,951)	6,497	82,270

Group statement of changes in shareholders' equity

Unaudited	Share capital £000's	Share premium £000's	Retained earnings £000's	Own shares £000's	Other reserves £000's	Total £000's
Balance at 1 July 2006	12	15,587	12,531	-	447	28,577
Currency translation adjustments	-	-	(5)	-	-	(5)
Net income/(expense) recognised directly in equity:	-	-	(5)	-	-	(5)
Profit for the period	-	-	19,990	-	-	19,990
Dividends	-	-	(14,398)	-	-	(14,398)
Total recognised income for the period	-	-	5,587	-	-	5,587
Share-based payments	-	-	-	-	446	446
Deferred tax on share-based payments	-	-	-	-	18,947	18,947
Reclassification of debt as equity	50	11,968	-	-	-	12,018
Exercise of share options	20	5,216	-	-	-	5,236
Bonus Issue	108	(108)	-	-	-	-
IPO costs	-	(1,125)	-	-	-	(1,125)
Purchase of own shares by Employee Benefit Trust	-	-	-	(214)	-	(214)
Purchase of own shares for Share Incentive Plan	-	-	-	(900)	-	(900)
Deferred tax asset utilised	-	-	9,104	-	(9,104)	-
Balance at 31 December 2006	190	31,538	27,222	(1,114)	10,736	68,572

Group statement of changes in shareholders' equity

	Share capital £000's	Share premium £000's	Retained earnings £000's	Own shares £000's	Other reserves £000's	Total £000's
Balance at 1 July 2006	12	15,587	12,531	-	447	28,577
Currency translation adjustments	-	-	(12)	-	-	(12)
Net income/(expense) recognised directly in equity:	-	-	(12)	-	-	(12)
Profit for the year	-	-	35,168	-	-	35,168
Dividends	-	-	(14,398)	-	-	(14,398)
Total recognised income for the year	-	-	20,758	-	-	20,758
Share-based payments	-	-	-	-	687	687
Deferred tax on share-based payments	-	-	-	-	22,450	22,450
Reclassification of debt as equity	50	11,968	-	-	-	12,018
Exercise of share options	20	5,234	-	-	-	5,254
Bonus issue	108	*(108)*	-	-	-	-
IPO costs	-	(1,130)	-	-	-	(1,130)
Purchase of own shares by Employee Benefit Trust	-	-	-	(270)	-	(270)
Purchase of own shares for Share Incentive Plan	-	-	-	(900)	-	(900)
Disposal of own shares for Share Incentive Plan	-	-	-	155	-	155
Deferred tax asset utilised	-	-	16,447	-	(16,447)	-
Transfer between reserves	-	-	(101)	-	101	-
Balance at 30 June 2007	190	31,551	49,635	(1,015)	7,238	87,599

Group cash flow statement

	Note	Six months ended 31 December 2007 £000's (unaudited)	Six months ended 31 December 2006 £000's (unaudited)	Year to 30 June 2007 £000's
Cash flows from operating activities				
Cash generated from operations	11	44,557	32,587	56,118
Income tax refunds/(paid)		19	(5,440)	(5,564)
Exceptional items		-	(1,091)	(1,098)
Net cash inflow from operating activities		44,576	26,056	49,456
Cash flows from investing activities				
Purchase of property, plant and equipment		(5,358)	(515)	(1,348)
Purchase of intangible assets		(45)	(267)	(550)
Purchase of current financial assets		-	-	(10,199)
Sale of current financial assets		-	-	246
Net cash outflow from investing activities		(5,403)	(782)	(11,851)
Cash flows from financing activities				
Proceeds from issue of ordinary shares		402	5,236	5,254
Purchase of own shares by Employee Benefit Trust		(17,897)	(214)	(270)
Purchase of own shares for Share Incentive Plan		-	(900)	(900)
Sale of own shares by Share Incentive Plan		-	-	155
IPO costs written off against share premium		-	(1,125)	(1,130)
Dividends paid	5	(11,435)	(14,398)	(14,398)
Net cash outflow from financing activities		(28,930)	(11,401)	(11,289)
Net increase in cash and cash equivalents		**10,243**	**13,873**	**26,316**
Cash and cash equivalents at beginning of period		51,531	25,215	25,215
Cash and cash equivalents at end of the period		**61,774**	**39,088**	**51,531**

The Group did not have any overdrafts repayable on demand at the end of each accounting period.

Notes to the interim financial statements

1. Basis of preparation

The condensed financial statements are unaudited and do not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year to 30 June 2007, which were prepared in accordance with International Financial Reporting Standards ('IFRS') and relevant IFRIC interpretations issued by the International Accounting Standards Board ('IASB') and IFRIC Committee respectively and adopted by the European Union ('EU'). The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 237 of the Companies Act 1985. The Group Annual Report for the year ended 30 June 2007 has been delivered to the Registrar of Companies and was posted to shareholders on 12 October 2007.

The condensed financial statements for the six months ended 31 December 2007 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and IAS 34 'Interim Financial Reporting' as adopted by the European Union. The condensed financial statements should be read in conjunction with the Group's Annual Report for the year ended 30 June 2007, which have been prepared in accordance with IFRSs as adopted by the European Union. The accounting policies applied in these interim financial statements are consistent with those set out and applied in the Group's Annual Report for the year ended 30 June 2007.

A number of new standards, amendments to existing standards and interpretations have been issued, none of which will have a material impact on the results or financial position of the Group for the financial year ended 30 June 2008 or in future periods.

The following standards and interpretations are mandatory and will be applied for the financial year ending 30 June 2008:

IFRS 7 'Financial Instruments: Disclosures' and an amendment to IAS 1 'Presentation of Financial Statements'
IFRIC 8 – Scope of IFRS 2
IFRIC 9 – Reassessment of embedded derivatives
IFRIC 10 – Interim financial reporting and impairment
IFRIC 11, IFRS 2 – Group and treasury share transactions

The following standards and interpretations relevant to the Group were in issue but not yet effective:

IFRS 8 – Operating segments
IFRIC 13 – Customer loyalty programmes

2. Segmental reporting

The Group has one distinguishable business segment, being the provision of investment management services.

Revenue from investment management services can be broken down as follows:

	Six months ended 31 December 2007 £000's	Six months ended 31 December 2006 £000's	Year to 30 June 2007 £000's
Net management fees	43,271	26,602	60,950
Performance fees	18,714	30,000	48,241
Total revenue	61,985	56,602	109,191

3. Taxation

	Six months ended 31 December 2007 £000's	Six months ended 31 December 2006 £000's	Year to 30 June 2007 £000's
Current tax			
UK corporation tax on profits for the period	10,481	9,247	16,444
Adjustments in respect of previous periods	-	-	63
Overseas	51	59	155
Total current tax	10,532	9,306	16,662
Deferred tax			
Origination and reversal of temporary differences	-	23	(12)
Adjustments in respect of previous periods	-	-	(64)
IFRS 2 share-based payments credit	(1,158)	(73)	(126)
Overseas	8	-	(21)
Adjustments in respect of change to future tax rate	-	-	9
Total tax charge for the period	9,382	9,256	16,448

4. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders for the relevant period by the number of ordinary shares in existence less the weighted average number of own shares.

Diluted earnings per share is calculated as for basic earnings per share with further adjustments to the weighted average number of ordinary shares to reflect the effects of all dilutive ordinary shares.

There are no differences between the profit for each financial period attributable to equity holders used in the basic and diluted earnings per share calculations.

Reconciliation of the figures used in calculating basic and diluted earnings per share:

	31 December 2007 Number (thousands)	31 December 2006 Number (thousands)	30 June 2007 Number (thousands)
Basic weighted average number of shares	122,784	119,776	120,049
Effect of dilution	76,353	77,123	70,191
Diluted weighted average number of shares	199,137	196,899	190,240

The basic weighted average number of shares as at 30 June 2007 has been restated from 140,765,000 reported in the 2007 Group Annual Report to 120,049,000. This has led to an increase in basic earnings per share of 4.3p to 29.3p, up from 25.0p as at 30 June 2007. There is no change to the diluted earnings per share as at that date.

5. Dividends

	Six months ended 31 December 2007 £000's	Six months ended 31 December 2006 £000's	Year to 30 June 2007 £000's
Declared and paid in the period Equity dividends and ordinary shares			
1st Interim dividend £0.06 (2007: £0.06)	-	10,177	10,177
2nd Interim dividend £0.03 (2007: £0.03)	-	4,221	4,221
Final dividend 2007 £0.06 (2006: nil)	11,435	-	-
Total	11,435	14,398	14,398

6. Property, plant and equipment

In the six months ended 31 December 2007, the Group acquired property, plant and equipment at a cost of £5,358,000 (six months ended 31 December 2006: £482,000) and made disposals at a net book value of £109,000 (six months ended 31 December 2006: £253,000).

At 31 December 2007, the Group did not have any capital commitments with respect to property, plant and equipment (as at 31 December 2006: £nil).

7. Trade and other receivables

	31 December 2007 £000's	31 December 2006 £000's	30 June 2007 £000's
Amounts falling due within one year			
Amounts owed by related parties	36,752	41,630	31,472
Other trade receivables	1,080	2,784	1,269
Prepayments and accrued income	3,241	914	3,030
	41,073	45,328	35,771
Amounts falling due after more than one year			
Other receivables	142	715	99

8. Financial assets

Financial assets are held in relation to the 'deferred compensation scheme'.

Financial assets of £3,583,000 have been reclassified from non-current assets to current assets in 2006.

9. Trade and other payables

	31 December 2007 £000's	31 December 2006 £000's	30 June 2007 £000's
Amounts falling due within one year			
Trade payables	359	751	304
Amounts owed to related parties	-	166	-
Other tax and social security payable	2,135	363	560
Other creditors	4,792	2,911	2,857
Accruals	24,386	25,697	14,646
	31,672	29,888	18,367
Amounts falling due after more than one year			
Accruals	10,480	5,032	6,353

10. Deferred tax

Deferred tax assets

	Temporary differences £000's
At 1 July 2007	6,731
Income statement credit	1,150
Deferred tax asset utilised	(4,130)
Deferred tax on share-based payments taken to equity	1,726
At 31 December 2007	5,477

	Temporary differences £000's
At 1 July 2006	631
Income statement credit	50
Deferred tax asset utilised	(9,104)
Deferred tax on share-based payments taken to equity	18,947
At 31 December 2006	10,524

	Temporary differences £000's
At 1 July 2006	631
Income statement credit	97
Deferred tax asset utilised	(16,447)
Deferred tax on share-based payments taken to equity	22,450
At 30 June 2007	6,731

Deferred tax assets have been recognised where the tax deduction in the current period has exceeded the current forecast taxable profits. The recognition of the deferred tax asset is based on the probability that the Group will derive taxable profits in the future.

11. Cash generated from operations

	Six months ended 31 December 2007 £000's	Six months ended 31 December 2006 £000's	Year to Year to 30 June 2007 £000's
Continuing operations			
Operating profit before exceptional items for the period	27,536	29,400	50,476
Adjustments for:			
Financial assets at fair value	(576)	(154)	(250)
Derivatives at fair value	70	-	(3)
Share based payments	1,663	446	687
Finance income	2,070	869	2,257
Finance expense	-	-	(47)
Depreciation	1,404	522	1,312
Amortisation of intangibles	219	131	328
Loss on disposal of property, plant and equipment	109	253	254
	4,959	2,067	4,538
Changes in working capital:			
Increase in receivables	(5,370)	(13,443)	(3,259)
Increase in payables	17,432	14,563	4,363
Cash generated from operations	44,557	32,587	56,118

12. Contingent liabilities

Having made appropriate enquiries, the Directors are not aware of any contingent liabilities.

13. Share capital

	31 December 2007 £000's
Authorised	
250,000,000 ordinary shares of £0.001 each	250
Called up, allotted and fully paid	
191,948,750 ordinary shares of £0.001 each	192

	31 December 2006 £000's
Authorised	
250,000,000 ordinary shares of £0.001 each	250
Called up, allotted and fully paid	
190,310,000 ordinary shares of £0.001 each	190

	30 June 2007 £000's
Authorised	
250,000,000 ordinary shares of £0.001 each	250
Called up, allotted and fully paid	
190,372,500 ordinary shares of £0.001 each	190

During the period, 1,576,250 share options with a nominal value of £0.001 each were exercised (six months ended 31 December 2006: 70,310,000).

14. Own shares

Own shares are held by employee trusts for the purposes of satisfying certain equity-based awards where shares have not vested unconditionally in employees of the Group. During the period, the number of own shares purchased by employee trusts was 4,256,688, at a cost of £17,897,000 (six months ended 31 December 2006: 1,050,000 shares at a cost of £1,114,000)

The Group also holds own shares through its arrangements with a number of employees who have subscribed for or have been awarded shares which have not vested unconditionally. Under the terms of each subscription, the shares are held in a nominee account on behalf of each employee until such shares are released under agreed forfeiture arrangements. The number of own shares held under such arrangements was 53,728,332 (as at 31 December 2006: 69,560,000).

15. Related party transactions

The following transactions were carried out with related parties:

During the period the following categories of related party transactions occurred:

Description of relationship	Description of Service	Description of transactions
Funds managed by the Group	Provision of investment management and investment services by Group companies.	Management and performance fees earned

Sales of services during the period

	Six months Ended 31 December 2007 £000's	Six months ended 31 December 2006 £000's	Year to 30 June 2007 £000's
Investment management fees	60,285	55,949	108,216

Balances arising with related parties as at

	31 December 2007 £000's	31 December 2006 £000's	30 June 2007 £000's
Funds managed by the Group	36,752	41,630	31,472

All transactions with related parties were on an arm's length basis.

Key management compensation is in line with the accounts disclosed in the financial statements for the year ended 30 June 2007.

Appendix 1 – New format versus old format

Assets under Management

	For period ended					
	New format			Old format		
US$ billions	31 December 2007	30 June 2007	31 December 2006	31 December 2007	30 June 2007	31 December 2006
Long/Short	5.6	5.1	3.8	5.5	4.9	3.6
Long-only	10.8	8.0	5.8	8.3	5.6	3.9
Structured Products	-	-	-	2.6	2.6	2.1
Total	16.4	13.1	9.6	16.4	13.1	9.6

Net subscriptions and market appreciation

	Six months ended 31 December			
	New format		Old format	
	2007		2006	
US$ billions	Net Subscriptions	Net market appreciation	Net Subscriptions	Net market appreciation
Long/Short	0.3	0.2	0.4	0.2
Long-only	2.2	0.5	2.3	0.4
Structured Products	-	-	-0.2	0.2
Total	2.5	0.8	2.5	0.8

Net management fees

	Six months ended 31 December			
	New format		Old format	
£ millions	2007	2006	2007	2006
Long/Short	27.1	17.8	26.5	17.4
Long-only	16.2	8.8	11.8	5.3
Structured Products	-	-	5.0	3.9
Total	43.3	26.6	43.3	26.6

Performance fees

	Six months ended 31 December			
	New format		Old format	
£ millions	2007	2006	2007	2006
Long/Short	17.0	29.8	16.5	29.6
Long-only	1.7	0.2	1.7	0.0
Structured Products	-	-	0.5	0.4
Total	18.7	30.0	18.7	30.0

Management fee yields

	Six months ended			
	New format		Old format	
Basis points	31 December 2007	30 June 2007	31 December 2007	30 June 2007
Long/Short	198	200	198	200
Long-only	67	67	64	62
Structured Products	-	-	83	88

Performance fee yields

	Six months ended			
	New format		Old format	
Basis points	31 December 2007	30 June 2007	31 December 2007	30 June 2007
Long/Short	123	150	122	153
Long-only	16	9	21	10
Structured Products	-	-	10	15

Shareholder and Company Information

Registered office

BlueBay Asset Management plc
77 Grosvenor Street
London W1k 3JR
United Kingdom
Tel +44 (0)20 7389 3700
Fax +44 (0)20 7389 3499

Registered number
03262598

Overseas offices
Tokyo Office
Holland Hills Mori Tower
5-11-2 Toranomon Minato-ku
Tokyo 105-0001
Japan
Tel +81(3)5777 1760

New York Office
590 Madison Avenue
37th Floor
New York, New York 10022
United States of America
Tel: +1(212)655 7100

Website
www.bluebayinvest.com

Contact
investor@bluebayinvest.com

Registrar
Capita Registrars
4th Floor, Beaufort House
London
WC2A 3ED

Events timetable

Third quarter interim management statement	21 March 2008
Fourth quarter trading statement	16 July 2008
Preliminary results announcement	16 September 2008
Annual General Meeting	14 November 2008

Dates for 2008 interim dividend

Ex dividend date	27 February 2008
Record date	29 February 2008
Payment date	28 March 2008

Auditors
PricewaterhouseCoopers LLP
Hay's Galleria
1 Hay's Lane
London SE1 2RD
United Kingdom

END